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                        May 31, 2024

       Jun Yoon
       Chief Financial Officer
       Structure Therapeutics Inc.
       601 Gateway Blvd., Suite 900
       South San Francisco, California
       94080

                                                        Re: Structure
Therapeutics Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41608

       Dear Jun Yoon:

              We have reviewed your May 24, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22,
       2024 letter.

       Annual Report on Form 10-K

       Risk Factors
       Risks Related to Our Reliance on Third Parties
       We rely on third parties for the manufacture of our product candidates for preclinical and clinical development..., page 82

   1. We note your response to prior comment 1. Please revise your proposed disclosure to explain that the
current U.S. House of Representatives version of the BIOSECURE Act identifies WuXi AppTec
and WuXi Biologics as biotechnology companies of concern and clarify whether WuXi
STA is a subsidiary or affiliate of WuXi AppTec and/or WuXi
                                                        Biologics.
 Jun Yoon
FirstName  LastNameJun   Yoon
Structure Therapeutics Inc.
Comapany
May        NameStructure Therapeutics Inc.
     31, 2024
May 31,
Page 2 2024 Page 2
FirstName LastName
       Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences